AB*
3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09059118

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SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS PRIME BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Parry — (201) 850-5108
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/19

Affirmation

I, George L. Parry, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Prime Brokerage, Inc. as of December 31, 2008 and for the period from October 1, 2008 (date of acquisition) ended December 31, 2008, are true and correct. I further affirm that neither BNP Paribas Prime Brokerage, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George L. Parry

Chief Financial Officer
Title

Subscribed and sworn to before me on this 27th day of February, 2009.

SEC Mail Processing Section

MAR 02 2009

Washington, DC
103

NADIA CARBONE
Notary Public, State of New York
No. 31-4983445
Qualified in New York County
Commission Expires Jul 1 2011

BNP Paribas Prime Brokerage, Inc.
(SEC I.D. No. 8-40490)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Prime Brokerage, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Prime Brokerage, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2009

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2008
(in thousands, except for share amounts)

Assets		
Cash and cash equivalents	$	312,832
Cash and securities segregated under federal and other regulations		2,746,158
Receivable from customers		4,807,826
Securities borrowed		12,892,175
Securities purchased under agreements to resell		2,681,506
Securities received as collateral		102,467
Receivable from brokers, dealers, and clearing organizations		50,417
Other assets		78,394
Total assets	$	23,671,775
Liabilities and stockholder's equity		
Liabilities		
Payable to customers	$	16,409,439
Securities loaned		4,998,989
Payable to brokers, dealers, and clearing organizations		49,491
Obligation to return securities received as collateral		102,467
Accrued expenses and other liabilities		136,966
		21,697,352
Liabilities subordinated to the claims of general creditors		1,600,000
Stockholder's equity		374,423
Total liabilities and stockholder's equity	$	23,671,775

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

BNP Paribas Prime Brokerage, Inc. (the "Company" or "PBI") is a wholly owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

Prior to October 1, 2008 ("Date of Acquisition") the Company, formerly known as Banc of America Finance Services, Inc. ("BAFSI"), was owned by Banc of America Securities LLC (the "Predecessor Parent"), which in turn was a wholly owned subsidiary of Bank of America, N.A.

In September 2008, prior to the acquisition of the Company by BNPPNA (the "Acquisition"), certain assets and liabilities were transferred from the Predecessor Parent to BAFSI in accordance with the September 29, 2008 Share and Asset Purchase Agreement ("SAPA").

On October 1, 2008, BAFSI was acquired by BNPPNA, whereupon the Company's name was changed to BNP Paribas Prime Brokerage, Inc. The acquisition was transacted as a stock and asset purchase acquisition of the Company under the terms of the SAPA, pursuant to which the Predecessor Parent transferred all of the issued and outstanding shares of the capital stock of the company to BNPP.

The Acquisition was accounted for by BNPPNA, whereby the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the acquisition date. BNPPNA contributed to the Company stockholder's equity of $394,946.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a prime broker that provides a wide range of services to hedge funds including secured financing, securities settlement, custody, capital introduction, securities lending, technology and custom information technology solutions.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with maturities of three months or less when the Company acquires them. Also, the Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Securities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards

2. Significant Accounting Policies (continued)

Board ("FASB") Statement No. 157, *"Fair Value Measurements"*, ("FAS 157") based on quoted market prices. Customers' securities transactions are reported on the settlement date.

Reverse Repurchase Agreements
Securities purchased under agreements to resell ("reverse repos") are treated as collateralized financing transactions and are carried at their contracted resale amounts plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or refunded, as necessary. Interest on such transactions is accrued and included in the Statement of Financial Condition in other assets or accrued expenses and other liabilities.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
In accordance with the provisions of FASB Statement No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*" ("FAS 140"), the Company must recognize the proceeds from the sale of noncash collateral received and its obligation to return the collateral in the Statement of Financial Condition.

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances and cash deposits, and are reported net by counterparty. The Company does not include in its Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables and Payables with Brokers, Dealers, and Clearing Organizations
Receivables and payables with brokers, dealers, and clearing organizations represent amounts due from/to and are reported net by counterparty.

(in thousands)

2. Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Acquired software costs are amortized based on straight-line amortization over the estimated economic life, generally over 3 to 5 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. Property and equipment is recorded in other assets in the Statement of Financial Condition.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of FASB Statement No. 109, "*Accounting for Income Taxes*" ("FAS 109").

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of other assets and accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Recent Accounting Developments
In June 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109*", ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 becomes effective for non-public companies that meet certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 48-2, "*Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*", which defers the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity has issued a full set of annual financial statements prior to the issuance of this FSP. On December 30, 2008 the FASB issued No. FSP 48-3, which defers the application of FIN 48 for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of FIN 48. The Company has elected to defer the application of FIN 48.

(in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In order to evaluate the uncertain tax positions of the Company, a determination is made whether it is more likely than not that a tax position will be sustained upon audit examination. The Company relies on previous audit history as a basis for this determination. If a tax position does not meet the more-likely-than-not threshold, its measurement will be evaluated using an expected value approach based on the various probabilities of settlement to determine the amount of additional tax liability to be recognized in the Statement of Financial Condition. The Company is evaluating the impact of adopting FIN 48 on the Statement of Financial Condition.

In September 2006, the FASB issued FAS 157. This statement establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement emphasizes that fair value measurement is a market based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability using a fair value hierarchy which ranks the reliability of inputs. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. For the Company, FAS 157 became effective on October 1, 2008. See Note 13, "Fair Value Disclosures" for the impact of FAS 157 on the Statement of Financial Condition.

FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115*" ("FAS 159"). FAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is

(in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of FAS 157. The Company adopted FAS 159 effective October 1, 2008. The adoption of FAS 159 did not have a material impact on the Company's Statement of Financial Condition as the Company did not elect to apply the fair value method of accounting to any of its assets or liabilities in 2008.

In February 2008, the FASB issued FSP FAS No. 140-3, "*Accounting for Transfers of Financial Assets and Repurchase Financing Transaction*" ("FSP FAS 140-3"). FSP FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FAS 140, unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. The Company is evaluating the impact of adopting FSP FAS 140-3 on the Statement of Financial Condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Payable to omnibus accounts	$ -	$ 34,381
Receivable/Payable from/to clearing organizations	41,997	2,084
Fail to Deliver/Fail to Receive	8,420	7,674
Other	-	5,352
	$ 50,417	$ 49,491

4. Liabilities Subordinated to the Claims of General Creditors

The Company has a subordinated loan agreement with BNPPNA outstanding totaling $1,600,000 at December 31, 2008. The loan expires as of June 30, 2012. The loan bears interest based on the London Interbank Offered Rate ("LIBOR") for which interest at a rate of 3-month LIBOR plus 170 basis points, which resets on a quarterly basis, was calculated and accrued monthly.

The agreement covering the subordinated loan has been approved by FINRA and is therefore available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of

(in thousands)

4. Liabilities Subordinated to the Claims of General Creditors (continued)

1934. To the extent that the loan is required for the Company's continued compliance with net capital requirements, it may not be repaid. The subordinated loan agreement has automatic extension with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

5. Deferred Compensation

Under the terms of a deferred bonus plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, receive a portion of such excess amount in Key Contributors Incentive Plan ("KCIP") Units. The KCIP Units are granted on the date of payment of the annual cash bonus ("grant date") and at issuance are equal to an average price of 29.57 Euros per unit. For the awards related to the period from October 1, 2008 ended December 31, 2008, the grant date is expected to be February 28, 2009. One-third of the KCIP Units will vest to the employee at the end of each year of the three-year period following the grant date. In addition, the employee is entitled to a 22% premium, if the employee remains with the Company on the 3 year anniversary of the grant date.

In addition, BNPP allows certain employees to defer up to 50% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

6. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under a defined contribution 401(k) plan.

7. Income Taxes

The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2008, the Company's current tax payable to PNA of $2,352 was included in accrued expenses and other liabilities in the Statement of Financial Condition. The Company did not make any tax payments to PNA in 2008.

At December 31, 2008, the Company's net deferred tax asset of $11,160 is comprised of $12,928 of deferred tax assets and $1,768 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of depreciation and a reserve for a receivable. The Company has recorded a valuation allowance of $323 against the New York State ("NYS") deferred tax asset, as management believes that it is more likely than not that the benefit related to the deferred tax asset will not be realized in the future due to the required level of future NYS taxable income to be generated to recognize the associated benefits of the NYS deferred tax asset. It is expected that the Company will be liable for NYS tax on a minimum tax basis in future periods. The Company has not recorded a valuation allowance against the federal and local net deferred tax assets, as

(in thousands)

7. Income Taxes (continued)

management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2008, assets and liabilities with related parties consist of the following:

Assets		
Cash and securities segregated under federal and other regulations	$	700,197
Securities borrowed		1,340,759
Securities purchased under agreements to resell		2,681,506
Securities received as collateral		4,443
Other assets		34,742
Liabilities		
Securities loaned	$	4,044,457
Obligation to return securities received as collateral		4,443
Accrued expenses and other liabilities		55,170
Liabilities subordinated to the claims of general creditors		1,600,000

Included in other assets in the Statement of Financial Condition at December 31, 2008 are intercompany transfer pricing receivables of $19,849, tax receivable of $8,821 and interest receivable of $6,072. Transfer pricing receivables are accounted for in accordance with BNPP transfer pricing agreements.

Accrued expenses and other liabilities at December 31, 2008 include interest payable of $2,127 and a payable of $53,043 to BNPP and affiliates for group charges relating to overhead expenses, research and information and technology support.

9. Pledged Assets, Commitments and Contingencies

In the normal course of business, the Company has margin securities and obtains securities from securities borrowed transactions on terms which permit it to repledge or resell the securities to affiliates and third parties. At December 31, 2008, the Company obtained and had available securities with a fair value of approximately $19,330,153 on such terms, of which approximately $12,595,080 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

The Company, in the normal course of business, may be named as defendant in various legal proceedings. Management is not aware and has not been informed by counsel of any legal action that is pending against the Company at this time.

(in thousands)

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $1,783,072, which was $1,527,621 in excess of its required net capital.

11. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2008, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $4,868,610 in this account. The Company had segregated cash and securities of $5,272,993 at December 31, 2008.

At December 31, 2008, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The Company was required to maintain a balance of $1,033 in this account. The Company had segregated cash of $8,002 at December 31, 2008.

12. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its

12. Credit Risk and Financial Instruments with Off -Balance Sheet Risk (continued)

affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, but not yet purchased are included in accrued expenses and other liabilities and represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

13. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities segregated under federal and other regulations, securities received as collateral, reverse repos, securities borrowed, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The cash and securities segregated under federal and other regulations, securities received as collateral and securities owned are carried at fair value and are classified as Level 1 under the fair value hierarchy. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from securities loaned, payables to customers, brokers, dealers, and clearing organizations, obligation to return securities received as collateral and securities sold, not yet purchased. Obligation to return securities received as collateral and securities sold, not yet purchased are carried at fair value and are classified as Level 1 under the fair value hierarchy. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest, which resets on a quarterly basis, for the subordinated loan agreements the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are classified under the fair value hierarchy below. The Company had no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2008.

Assets and liabilities utilizing Level 1 inputs include securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

(in thousands)

13. Fair Value Disclosures (continued)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Cash and securities segregated under federal and other regulations	$ 2,746,158	$ -	$ -	$ 2,746,158
Securities owned - at fair value (included in other assets)	1,500	-	-	1,500
Securities received as collateral	102,467	-	-	102,467
	$ 2,850,125	$ -	$ -	$ 2,850,125

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased - at fair value (included in accrued expenses & other liabilities)	$ 9	$ -	$ -	$ 9
Obligation to return securities received as collateral	102,467	-	-	102,467
	$ 102,476	$ -	$ -	$ 102,476

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2009

BNP Paribas Prime Brokerage, Inc.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2008 and for the period from October 1, 2008 (date of acquisition) ended December 31, 2008 (on which we issued our report dated February 28, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second, paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP